Exhibit 99.2

WIMI HOLOGRAM CLOUD INC.
(Incorporated in the Cayman Islands with limited liability)
(NASDAQ: WIMI)

NOTICE OF EXTRAORDINARY GENERAL MEETING
to be held on March 25, 2025
(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting (“EGM”) of WiMi Hologram Cloud Inc. (the “Company”) will be held on March 25, 2025 at 9:00 a.m. Beijing Time, or 9:00 p.m., Eastern Standard Time. The EGM will be held at Room#1508, 4th Building, Zhubang 2000 Business Center, No. 97, Balizhuang Xili, Chaoyang District .

The EGM will be held for the following purposes:

1.

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

“RESOLVED, as an ordinary resolution:

THAT “with effect from 5 P.M. on April 02, 2025, Eastern time, (a) every twenty (20) Class A ordinary shares of a par value of US$0.0001 each in the Company’s issued and unissued share capital be and are hereby consolidated into one (1) Class A ordinary share (each a “consolidated Class A share”) of a par value of US$0.002, and such consolidated Class A shares shall have the same rights and subject to the same restrictions as the Class A ordinary shares as set out in the Company’s currently effective Second Amended and Restated Memorandum and Articles of Association (the “M&A”),(b) every twenty (20) Class B ordinary shares of a par value of US$0.0001 each in the Company’s issued and unissued share capital be and are hereby consolidated into one (1) Class B ordinary share (each a “consolidated Class B share”) of a par value of US$0.002, and such consolidated Class B shares shall have the same rights and subject to the same restrictions as the Class B ordinary shares as set out in the Company’s M&A, and (c) every twenty (20) undesignated shares of a par value of US$0.0001 each in the Company’s unissued share capital be and are hereby consolidated into one (1) share of a par value of US$0.002 (collectively, the “share consolidation”), such that immediately following the share consolidation, the authorized share capital of the Company shall be changed

FROM

US$50,000 divided into 500,000,000 shares comprising (i) 25,000,000 Class A ordinary shares of a par value of US$0.0001 each; (ii) 200,000,000 Class B ordinary shares of a par value of US$0.0001 each; and (iii) 275,000,000 shares of a par value of US$0.0001 each of such class or classes (however designated) as the board of directors may determine;

TO

US$50,000 divided into 25,000,000 shares comprising (i) 1,250,000 Class A ordinary shares of a par value of US$0.002 each; (ii) 13,750,000 Class B ordinary shares of a par value of US$0.002 each; and (iii) 10,000,000 shares of a par value of US$0.002 each of such class or classes (however designated) as the board of directors may determine, and no fractional shares be issued in connection with the share consolidation and the Company’s transfer agent would aggregate all fractional shares and sell them as soon as practicable after the effective time of the share consolidation at the then-prevailing prices on the open market, on behalf of those shareholders who would otherwise be entitled to receive a fractional share as a result of the share consolidation.

2.

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

“RESOLVED, as an ordinary resolution:

THAT immediately following the share consolidation, the authorized share capital of the Company be increased

FROM US$50,000 divided into 25,000,000 shares comprising (i) 1,250,000 Class A ordinary shares of a par value of US$0.002 each; (ii) 13,750,000 Class B ordinary shares of a par value of US$0.002 each; and (iii) 10,000,000 shares with a par value of US$0.002 each of such class or classes (however designated) as the board of directors may determine.

TO US1,500,000 divided into 750,000,000 shares comprising (i) 37,500,000 Class A ordinary shares of a par value of US$0.002 each; (ii) 412,500,000 Class B ordinary shares of a par value of US$0.002 each; and (iii) 300,000,000 shares with a par value of US$0.002 each of such class or classes (however designated) as the board of directors may determine.

3.

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

“RESOLVED, as an ordinary resolution:

THAT (i) any one or more of Directors of the Company be and is/are hereby authorized to do all such acts and things and execute all such documents, which are ancillary to the share consolidation and share capital increase and of administrative nature, on behalf of the Company, including under seal where applicable, as he/they consider necessary, desirable or expedient to give effect to the foregoing arrangements for the share consolidation and share capital increase, (ii) the Company’s registered office provider be instructed to make all necessary filings with the Companies Registry in the Cayman Islands in connection with the share consolidation and share capital increase and (iii) the Company’s share registrar be instructed to update the register of members of the Company and that upon the surrender to the Company of the existing share certificates (if any) that they be cancelled and that any Director be instructed to prepare, sign, seal and deliver on behalf of the Company new share certificates accordingly.

4.	To consider and transact such other business as may properly come before the EGM or any adjournment or adjournments thereof.

Further details of the Proposal are set out in the attached Proxy Form (which is hereby incorporated into this notice by reference).

The board of directors of the Company has fixed the close of business on February 24, 2025, Beijing Time, as the record date (the “Record Date”). Holders of record of the Company’s Class A ordinary Shares and Class B ordinary Shares (collective, the “Ordinary Shares”) at the close of business on the Record Date are entitled to attend and vote at the EGM and any adjourned meeting thereof. Holders of American Depositary Shares, each representing two Class B ordinary shares of the Company (the “ADSs”), of record on the Record Date who wish to exercise their voting rights for the underlying Class B ordinary shares must give voting instructions to JPMorgan Chase Bank, N.A., the depositary of the ADSs.

Please refer to the proxy form (for holders of the Ordinary Shares) or the ADS Voting Card (for holders of the ADSs), which are attached and made a part of this Notice of EGM. The proxy form is also available for viewing on the Investor Relations section of our website at http://ir.wimiar.com/.

Your vote is important. You are urged to complete, sign, date and return the accompanying proxy form to us (for holders of the Company’s Ordinary Shares) or your voting instructions to JPMorgan Chase Bank, N.A. (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. We must receive the proxy form by no later than 9 a.m., Eastern Standard Time, on March 24, 2025 to ensure your representation at the EGM, and JPMorgan Chase Bank, N.A. must receive your voting instructions by no later than 9 a.m., Eastern Standard Time, on March 20, 2025 to enable the votes attaching to the Class B ordinary shares represented by your ADSs to be cast at the EGM.

You may obtain a copy of the Company’s annual report, free of charge, from the Company’s website at http://ir.wimiar.com/ and from the SEC’s website at www.sec.gov, or by contacting WiMi Hologram Cloud Inc., Room#1508, 4th Building, Zhubang 2000 Business Center, No. 97, Balizhuang Xili, Chaoyang District, Beijing, the People’s Republic of China 100020, telephone: +86-10-5338-4913, email: Pr@wimiar.com

By Order of the Board of Directors,

Beijing, February 24, 2025	/s/ Shuo Shi
	Name:	Shuo Shi
	Title:	Chief Executive Officer